March 20, 2019

Toyota Motor Corporation

Suzuki Motor Corporation

Toyota and Suzuki Agree to Start Consideration toward New Collaboration

Toyota Motor Corporation (Toyota) and Suzuki Motor Corporation (Suzuki) today announced their agreement to begin considering concrete collaboration in new fields.

Toyota and Suzuki have been considering the concrete details of such collaboration since having concluded a memorandum of understanding toward business partnership on February 6, 2017.

Toyota and Suzuki, in addition to bringing together Toyota’s strength in electrification technologies and Suzuki’s strength in technologies for compact vehicles, intend to grow in new fields, such as joint collaboration in production and in the widespread popularization of electrified vehicles. Details of intended areas of collaboration are outlined in the table below.

New collaborative business

I.	Toyota’s strengths: Provision of electrified technology and electrified vehicles

	1. Supply THS (Toyota Hybrid System) to Suzuki.	Global

	2. Widely spread hybrid electric vehicle (HEV) technologies in India through local procurement of HEV systems, engines, and batteries.	India

	3. OEM supply of two new electrified vehicles built on Toyota platforms (RAV4, Corolla Wagon) to Suzuki in Europe.	Europe

II.	Suzuki’s strengths: Provision of compact vehicles and powertrains

	4. OEM supply of two compact vehicles built on Suzuki platforms (Ciaz and Ertiga) to Toyota in India.	India

	5. Toyota to adopt newly developed Suzuki engines for compact vehicles. Such engines are to be supported by Denso and Toyota, and will be manufactured at Toyota Motor Manufacturing Poland.	Europe

	6. OEM supply of Suzuki’s India-produced vehicles (Baleno, Vitara Brezza, Ciaz, Ertiga) to Toyota, targeting the African market.	Africa

III.	Collaboration in the fields of technological development and production, leveraging the strengths of both companies

	7. Drawing upon Suzuki’s expertise in developing vehicles in India, joint development of a Toyota C-segment MPV and OEM supply to Suzuki.	India

	8. Production of the Suzuki-developed compact SUV Vitara Brezza at Toyota Kirloskar Motor Pvt. Ltd. (TKM) from 2022.	India

Moving forward, insofar as Toyota and Suzuki continue to fairly and freely compete against each other, both companies intend to consider further collaboration to realize a sustainable future mobility society while respecting all applicable laws.

Toyota President Akio Toyoda said: “When it comes to vehicle electrification, which is expected to make further inroads, hybrid technologies are seen as playing a huge role in many markets, as from before. Widespread acceptance is necessary for electrified vehicles to be able to contribute to Earth’s environment. Through our new agreement, we look forward to the wider use of hybrid technologies, not only in India and Europe, but around the world. At the same time, we believe that the expansion of our business partnership with Suzuki—from the mutual supply of vehicles and powertrains to the domains of development and production—will help give us the competitive edge we will need to survive this once-in-a-century period of profound transformation. We intend to strengthen the competitiveness of both our companies by applying our strong points and learning from each other.”

Suzuki Chairman Osamu Suzuki said: “At the time we announced our scope of cooperation in May last year, I spoke that we will strive for success globally. I have seen progress in the partnership since then, and it is my pleasure to be able to make this announcement today regarding the status of partnership on a global basis, including Europe and Africa. In addition, we appreciate the kind offer from Toyota to let us make use of their hybrid technology. We will continue our utmost efforts.”